FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  December 2011

Commission File Number: 001-32741

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....X .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

TELMEX intends to delist from the NYSE, NASDAQ and Latibex and terminate its ADR programs

(Mexico City, Mexico, December 19, 2011)—Teléfonos de México, S.A.B. de C.V. (“TELMEX” or the “Company”) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) intends to delist its American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”) and the NASDAQ Capital Market (“NASDAQ”) and its L Shares from the Mercado de Valores Latinoamericanos en Euros in Madrid, Spain (“Latibex”) and to terminate its American Depositary Receipt (“ADR”) programs.  TELMEX’s shareholders approved the decision at its general extraordinary shareholders’ meeting held today.

TELMEX will provide written notice to the NYSE and NASDAQ of its intent to delist. The main purpose of delisting is to obtain efficiencies in its financial reporting and administrative costs following the completion of the recent tender offer for TELMEX shares by América Móvil, S.A.B. de C.V. (“América Móvil”). TELMEX plans to file the related Form 25 with the SEC shortly thereafter and expects the delisting to become effective ten days after such filing, after which TELMEX’s ADSs will no longer be traded on the NYSE or NASDAQ.  After the delisting, TELMEX shares will continue to be traded on the Bolsa Mexicana de Valores (the “Mexican Stock Exchange”).  TELMEX and América Móvil have not yet determined whether or when they will seek to delist the shares from the Mexican Stock Exchange.

TELMEX will provide written notice to JPMorgan Chase Bank, N.A. (“JPMorgan”) of the termination of its ADR programs.  Consequently and in accordance with the deposit agreements, JPMorgan will provide 30 days’ notice of termination to all holders of ADRs.  Holders are entitled to surrender their ADSs to JPMorgan, as depositary, for cancellation and receive the underlying TELMEX shares.  After the 30-day period following the termination of the ADR programs, the depositary may sell the underlying shares and hold the cash proceeds uninvested for delivery to an ADR holder against surrender of the ADR.

TELMEX will continue to be registered under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) for the time being, and the Company will continue to comply with its obligations under the Exchange Act. Once the delisting has become effective and the Company meets the criteria for terminating its reporting obligations under the Exchange Act, it intends to file Form 15F with the Securities and Exchange Commission (“SEC”) in order to deregister all classes of its registered securities.  Immediately upon filing Form 15F TELMEX’s legal obligation to file reports under the Exchange Act will be suspended, and deregistration is expected to become effective 90 days later.

TELMEX reserves the right, for any reason, to delay these filings or to withdraw them prior to their effectiveness, and to otherwise change its plans in this regard.

About TELMEX

TELMEX and its subsidiaries provide telecommunications services in Mexico. The company’s service coverage comprises the operation of the nation’s most complete local and long distance networks. Additionally, TELMEX offers services like connectivity, Internet access, co-location, web hosting and interconnection services to other telecommunications operators. More information about TELMEX can be accessed on the Internet at www.telmex.com.

Limitation of Liability: This press release contains certain forecasts or projections, which reflect the current views or expectations of the company and its management with respect to its performance, business and future events. The forecasts may include, without limitation, any statement that may predict, indicate or imply future results, performance or achievements, and may contain terms such as “believe”, “anticipate”, “expect”, “in our opinion”, “will probably result in” or any other words or phrases of similar meaning. Such statements are subject to certain risks, uncertainties and assumptions. Please be advised that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. In no event shall the company or any of its subsidiaries, affiliates, directors, officers, agents or employees be liable to third parties (including investors) for any investment decision made or action taken in reliance on the information contained in this press release or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2011	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/ Carlos Fernando Robles Miaja Name: Carlos Fernando Robles Miaja Title: Chief Financial Officer